AB
10/15

[redacted]

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
OCT 8 2013
DIVISION OF TRADING & MARKETS

SEC 13025876 SION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-53037

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (MM/DD/YY) AND ENDING December 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NMS Capital Securities

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 North Camden Drive - 4th floor
(No. and Street)

Beverly Hills (City) California (State) 90210 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Trevor Saliba (310) 279-5116
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SS&G, Inc.
(Name – *if individual, state last, first, middle name*)

225 W. Illinois Street (Address) Chicago (City) Illinois (State) 60654 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 10/18/13

OATH OR AFFIRMATION

I, Trevor Saliba, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NMS Capital Securities, LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOHN JUSTIN SHAW
Commission # 1965995
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

Signature

Chairman

Title

Notary Public JOHN JUSTIN SHAW

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes XXXXXXXXXXXXXX in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT

STATE OF CALIFORNIA

COUNTY OF LOS ANGELES } SS

On 2/19/13 before me, JOHN JUSTIN SHAW,

personally appeared TREVOR SACIBA.

NAME(S) OF SIGNER(S)

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

JOHN JUSTIN SHAW
Commission # 1965995
Notary Public - California
Los Angeles County
My Comm. Expires Jan 8, 2016

WITNESS my hand and official seal.

SIGNATURE OF NOTARY

OPTIONAL

Though the data below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent reattachment of this form.

CAPACITY CLAIMED BY SIGNER

INDIVIDUAL
CORPORATE OFFICER

____
TITLE(S)

PARTNER(S)
LIMITED OR GENERAL
ATTORNEY-IN-FACT
TRUSTEE(S)
GUARDIAN/CONSERVATOR
OTHER:

SIGNER IS REPRESENTING:
NAME OF PERSON(S(OR ENTITY(IES)

____

____

DESCRIPTION OF ATTACHED DOCUMENT

ANNUAL AUDITED REPORT
TITLE OR TYPE OF DOCUMENT

2
NUMBER OF PAGES

____
DATE OF DOCUMENT

____
SIGNER(S) OTHER THAN NAMED ABOVE

NMS CAPITAL SECURITIES, LLC

TABLE OF CONTENTS

SS&G

Certified Public Accountants and Advisers

Chicago Office

225 West Illinois Street

Chicago, IL 60654

312-863-2300

fax: 312-863-2301

www.SSandG.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
NMS Capital Securities, LLC
Chicago, Illinois

Report on the Financial Statements
We have audited the accompanying statement of financial condition of NMS Capital Securities, LLC as of December 31, 2012, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence that we obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NMS Capital Securities, LLC, as of December 31, 2012, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter
Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

SS&G, Inc.

February 19, 2013

SS&G

www.SSandG.com

NMS CAPITAL SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

		DECEMBER 31, 2012
ASSETS		
CURRENT ASSETS		
Cash	$	103,962
OTHER ASSETS		
Prepaid expenses		31,160
	$	135,122
LIABILITIES AND MEMBER'S EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	16,926
MEMBER'S EQUITY		118,196
	$	135,122

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF INCOME

	FOR THE YEAR ENDED DECEMBER 31, 2012
REVENUES	
Fee income	$ 841,509
OPERATING EXPENSES	
Management fees	574,500
Commissions and brokerage fees	127,000
Professional fees	37,705
Office rent	18,000
Regulatory and membership fees	14,035
General and administrative	5,960
TOTAL OPERATING EXPENSES	777,200
OPERATING INCOME	64,309
OTHER INCOME	
Interest income	32
NET INCOME	$ 64,341

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

BALANCE – January 1, 2012	$ -
Additions (Deductions)	-
BALANCE – December 31, 2012	$ -

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

BALANCE – January 1, 2012	$ 53,855
Net income	64,341
BALANCE – December 31, 2012	$ 118,196

See accompanying notes to financial statements.

NMS CAPITAL SECURITIES, LLC

STATEMENT OF CASH FLOWS

		FOR THE YEAR ENDED DECEMBER 31, 2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	64,341
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in:		
Other assets		(25,615)
Increase (decrease) in:		
Accounts payable and accrued expenses		16,879
NET CASH PROVIDED BY OPERATING ACTIVITIES		55,605
NET INCREASE IN CASH		55,605
CASH – beginning of year		48,357
CASH – end of year	$	103,962

See accompanying notes to financial statements.

NOTE A – Organization and nature of business

NMS Capital Securities, LLC (the Company) is a non-clearing broker dealer registered with the Securities and Exchange Commission (SEC), a member of Financial Industry Regulatory Authority (FINRA) and is registered as a Dealer under the provisions of Section 8 of the Illinois Securities Law of 1953. The Company was formed as a limited liability company in the State of Illinois. The Company was formed to act as a broker-dealer.

NOTE B – Summary of significant accounting policies

Basis of accounting
The financial statements of the Company have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America. Income is recorded when earned and expenses are recorded when incurred.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of credit risk
The Company maintains its cash in bank deposit accounts that at times may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes that the Company is not exposed to any significant credit risks related to cash.

Income taxes
The Company is formed as a single member limited liability company. As such, the company's income or loss and credits and deductions are passed through to the member and reported on its income tax return. The Company is not required to file a tax return in the federal or Illinois jurisdiction.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Accounting Standards Codification 740, *Income Taxes* (ASC 740). Using that guidance, tax positions initially need to be recognized in the financial statements when it is more likely than not the position will be sustained upon examination by the tax authorities.

As of December 31, 2012, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. It is the Company's policy to include any penalties and interest related to income taxes in its operating expenses, however, the Company currently has no penalties or interest related to income taxes. The earliest year that the Company is subject to examination is the year ended December 31, 2009.

NOTE B – Summary of significant accounting policies, continued

Events occurring after reporting date
The Company has evaluated events and transactions that occurred between December 31, 2012 and February 19, 2013, which is the date that the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

NOTE C – Related party transactions

Management fees for the year ended December 31, 2012 consisted of $574,500 paid to an affiliate for administrative and management services.

The Company operates out of an office leased by an affiliated entity. In accordance with an agreement, the Company has agreed to pay the affiliate $18,000 a year as reimbursement of operating expenses incurred by the parent in connection with maintaining its offices, including rent. This amount is recorded as rent expense in the Company's financial statements. Included in accounts payable at December 31, 2012 is $6,000 of rent due to the related entity.

The Company paid an affiliated company $60,000 in commissions for services provided for the year ended December 31, 2012.

The Company paid the owner of the affiliated company a commission of $10,000 for services provided for the year ended December 31, 2012.

NOTE D – Net capital requirements

As a member organization of the FINRA, the Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2012 was $5,000. At December 31, 2012, the Company's net capital was $87,036 and exceeded the minimum net capital requirement by $82,036. The Company's ratio of aggregate indebtedness to net capital at December 31, 2012 was 0.19 to 1.

NOTE E – Exemption from SEC Rule 15c3-3

The Company is a non-clearing broker dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC rule 15c3-3.

SUPPLEMENTARY INFORMATION

NMS CAPITAL SECURITIES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

	DECEMBER 31, 2012
Total Member's Equity from Statement of Financial Condition	$ 118,196
Non-allowable assets:	
Other assets	31,160
Total non-allowable assets	31,160
Net capital before haircuts on securities	87,036
Haircuts on securities pursuant to Rule 15c3-1	-
Net capital	87,036
Net capital requirement (6 2/3% of aggregate indebtedness or $5,000)	5,000
Excess net capital	$ 82,036
Total aggregate indebtedness	$ 16,926
Percentage of aggregate indebtedness to net capital	19 %

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

The above computation of net capital agrees with the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2012.

NMS CAPITAL SECURITIES, LLC

STATEMENT REGARDING RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that rule for the year ending December 31, 2012.